Exhibit 99.2

MINGZHU LOGISTICS HOLDINGS LIMITED
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(incorporated in the Cayman Islands)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on December 19, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________ ordinary share, par value $0.128 per share (“Ordinary Shares”)1, of Mingzhu Logistics Holdings Limited (the “Company”), hereby appoint Mr. Jinlong Yang, the Chief Executive Officer of the Company or (Name) of (Address)            as my/our proxy to attend and act for me/us at the Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held on December 19, 2025, at 10:00 A.M., Beijing Time (December 18, 2025, at 9:00 P.M., Eastern Time) at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081 (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

1       Please insert the number of shares of Common Stock registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2        If any proxy other than the Acting Secretary of the Company is preferred, strike out the words “Mr. Jinlong Yang, the Chief Executive Officer or” and insert the name and address of the proxy desired in the space provided. A proxy need not be a stockholder. If you are the holder of two or more shares of Common Stock, you may appoint more than one proxy to represent you and vote on your behalf at the Extraordinary General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

		For	Against	Abstain
Proposal One:	By an ordinary resolution,	☐	☐	☐

to approve the Company’s authorized share capital of US$1,280,000.000 consisting of 10,000,000,000 ordinary shares of par value of US$0.128 each (“Ordinary Shares”), be consolidated and divided at a share consolidation ratio of one (1)-for-fifty (50) (the “Ratio”), such that, the authorized share capital of US$1,280,000,000 will be consisting of 200,000,000 ordinary shares of par value of $6.4 each (the “Share Consolidation”);

to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect the Share Consolidation; and
Proposal Two:	Subject to and conditional upon the passing of Proposal One above, by a special resolution,	☐	☐	☐

to adopt the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) in its entirety with immediate effect to reflect the Share Consolidation,

	For	Against	Abstain

to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Fourth Amended and Restated Memorandum and Articles of Association; and,

in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Settlement of Fractional Shares”).

Proposal Three:

By an ordinary resolution, to approve the Meeting be adjourned to a later date as the chairman of the Meeting shall deem necessary in his sole and absolute discretion in order to solicit additional proxies from the shareholders of the Company in favor of one or more of the proposals at the Meeting.

	☐	☐	☐

Dated_________________, 2025

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Stockholder ____________________________

Notes:

1.      Only the holders of record of the shares of Common Stock of the Company at the close of business on December 5, 2025, Eastern Time, should use this form of proxy.

2.      Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.      Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.      This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.      This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Jinlong Yang at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081not less than 48 hours before the time for holding the Extraordinary General Meeting.

6.      Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.